United States securities and exchange commission logo





                             September 22, 2021

       Gary Matthews
       Chief Executive Officer
       Seven Oaks Acquisition Corp.
       445 Park Avenue, 17th Floor
       New York, NY 10022

                                                        Re: Seven Oaks
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 9,
2021
                                                            File No. 333-258030

       Dear Mr. Matthews:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 18, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4 Filed September 9, 2021

       "Q: What equity stake will current Seven Oaks Stockholders and Boxed stockholders hold in
       New Boxed...", page 4

   1. We note your amended disclosure in response to comment 2, including the information that you have included
in footnote 4. Revise to disclose the effective underwriting fee on a percentage basis for
shares at each redemption level presented in your sensitivity analysis related to
dilution.
       "Directors and officers of Seven Oaks have potential conflicts of interest...", page 38

   2.                                                   We note your amended
disclosure in response to comment 5 and reissue our
                                                        comment. Please revise
to highlight the risk that your Sponsor will benefit from the
 Gary Matthews
FirstName
Seven OaksLastNameGary   Matthews
           Acquisition Corp.
Comapany 22,
September NameSeven
              2021    Oaks Acquisition Corp.
September
Page 2    22, 2021 Page 2
FirstName LastName
         completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
Background of the Business Combination, page 95

3. We note your amended disclosure in response to comment 8 and we reissue it in part.
         Please disclose the methodology by which you selected 50 potential acquisition targets and how you ultimately pared the group to five active deals. Also, provide additional detail to describe the process utilized to evaluate these five active deals that were considered by the Board at the February 10, 2021 Seven Oaks Board meeting and describe the information gathered, how and by whom it was evaluated, the negotiations which occurred, and any offers that were made or received.
4. We note your response to comment 9, including your statement that "the materials were based on information that was publicly available or supplied by the Company or Boxed"
         [emphasis added]. Please tell us what materials were supplied by you and Boxed.
5. We note your amended disclosure in response to comment 10 and reissue it in part. Please expand the disclosure to include a more detailed description of the negotiations which occurred to establish core terms and changes to such terms. In this regard, please provide a summary of the initial valuation of $750.0 million.
6. Please disclose the "remaining open points" that were negotiated in the Business
         Combination Agreement and form of Subscription Agreement between June 4, 2021 and
         June 8, 2021, if material. If applicable, please also summarize any material negotiations related to such open points.
Seven Oaks' Board of Directors' Reasons for the Approval of the Business Combination, page
100

7. We note your amended disclosure in response to comment 11, including that the Board determined that "the financial and other terms of the Business Combination Agreement are reasonable..." [emphasis added]. Please revise to clarify what the Board considers
         "reasonable" in this context.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Boxed
Debt and Convertible Debt Financing, page 193

8. We note your revised disclosure that "[o]n August 4, 2021, [you] entered into a term loan agreement...[that] contains a certain number of affirmative and negative covenants, which, among other things, requires [you] to maintain minimum liquidity, achieve certain revenue and gross margin targets, and restricts [y]our ability to pay dividends or make any distributions, incur indebtedness, incur liens, make investments, sell substantially all of our assets, and consummate fundamental changes." Please disclose the material terms of
 Gary Matthews
Seven Oaks Acquisition Corp.
September 22, 2021
Page 3
      any financial covenants, if applicable. Refer to Section IV.C of SEC Release 33-8350.
Giddy Inc. (d/b/a Boxed) Financial Statements
Note 14. Segment Reporting, page F-90

9. We note your response to comment 23. Segment-related information is disclosed on a management approach basis and disclosure of certain segment-related amounts is not required, if those amounts are not reviewed by the chief operating decision maker.
      However, this provision does not apply to entity-wide disclosures. Please disclose your revenues by group of similar products and services. Alternatively, if providing this disclosure is impracticable (which is expected to be rare), please tell us the specific aspects of providing this disclosure that are impracticable and explain in detail why each aspect is impracticable. If your impracticability assertion for one or more specific aspects surrounds excessive cost, please also demonstrate how you determined the cost would be excessive. Refer to ASC 280-10-05-5 and ASC 280-10-50-40.
       You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Jennifer L pez at 202-551-3792 with any other questions.



                                                            Sincerely,
FirstName LastNameGary Matthews
                                                            Division of
Corporation Finance
Comapany NameSeven Oaks Acquisition Corp.
                                                            Office of Trade &
Services
September 22, 2021 Page 3
cc:       David A. Sakowitz
FirstName LastName